Exhibit 99.1

NOTICE OF CHANGE IN CORPORATE STRUCTURE

Pursuant to Section 4.9 of National
Instrument 51-102 - Continuous Disclosure Obligations

Eiger Technology, Inc. (“Eiger”) consolidated its shares on the basis of one post-consolidation common share for every ten pre-consolidation common shares with a record date of June 26, 2008 (the “Effective Date”).  Additionally, the Company changed its name to "Gamecorp Ltd." (“Gamecorp”) effective on the record date.

Open orders for Eiger shares were purged from the trading system at the close of business on June 25, 2008 as trading commenced on a consolidated basis on June 26, 2008.  The trading symbol remains "GAME".  Any fractional shares to be rounded to the nearest whole post-consolidation common share. The Company anticipates there are approximately 4,230,205 outstanding common shares post-consolidation.  Eiger common shares have been assigned a new CUSIP number, 364665109.  The transactions are subject to regulatory approvals.

As of the Effective Date, the Company will continue to be a reporting Issuer in British Columbia, Alberta and Ontario under the new name of Gamecorp Ltd.

Gamecorp’s first fiscal financial year-end subsequent to the Effective Date will be September 30, 2008.

The periods of the interim and annual financial statements required to be filed by the Company for the first fiscal financial year subsequent to the Effective Date are the nine-month period ending June 30, 2008 and the year ending September 30, 2008.

DATED the 8th day of July, 2008.

Signed:

/s/ Gary N. Hokkanen
Gary N. Hokkanen
Chief Financial Officer